D. Toriano Gordon

Founder & CEO, Vegan Mob January 2019 – Present

Driver, Uber, October 2018 – January 2019

Mindfulness and Performing Arts/Hip Hop (Mindful Community Instructur), Midful Life Project,
July 2017 – October 2018